CUSIP No. 127639102                                           Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Cadus Pharmaceutical Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    127639102
                                 (CUSIP Number)

Nicole Vitullo                              John C. MacMurray, Esq.
Rothschild Asset Management Ltd.            Reboul, MacMurray, Hewitt,
Five Arrows House                           Maynard & Kristol
St. Swithin's Lane                          45 Rockefeller Plaza
London EC4N 8NR England                     New York, New York  10111
Tel. 011-171-280-5000                       Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 17, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].
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CUSIP No. 127639102                                           Page 2 of 6 Pages



1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc

2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]

3)   SEC Use Only

4)   Source of Funds                        WC

5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                        United Kingdom

Number of              7)   Sole Voting     800,000 shares of
Shares Beneficially         Power           Common Stock, $.01
                                            par value ("Common
Owned by                                    Stock")
Reporting Person

                       8)   Shared Voting
                            Power                 -0-

                       9)   Sole Disposi-   800,000 shares of
                            tive Power      Common Stock

                       10)  Shared Dis-
                            positive Power        -0-


11)   Aggregate Amount Beneficially         800,000 shares of
      Owned by Each Reporting Person        Common Stock

12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

13)   Percent of Class
      Represented by                        7.0%
      Amount in Row (11)

14)   Type of Reporting
      Person                                CO

CUSIP No. 127639102                                           Page 3 of 6 Pages



                                  Schedule 13D

Item 1. Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 777 Old Saw Mill River Road, Tarrytown, NY 10591.

Item 2. Identity and Background.

                  (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

                  (b) The principal business of IBT is that of a publicly-traded investment trust company.

                  (c) IBT's principal business address is Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England.

                  (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  This statement relates to the purchase by IBT of 800,000 shares of Common Stock (the "Shares") in the Issuer's initial public offering. The Shares were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission and declared effective on July 17, 1996 (SEC Registration No. 333-04441). The initial public offering price for the Common Stock was $7.00 per share, and the source of the
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CUSIP No. 127639102                                           Page 4 of 6 Pages



funds for the aggregate $5,600,000 paid by IBT for the Shares was IBT's funds available for investment.

Item 4. Purpose of Transaction.

                  IBT purchased the Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

                  (a) Based on a total of 11,400,000 shares of Common Stock outstanding after the completion of the initial public offering, IBT owns 800,000 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding.

                  (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

                  (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stocks in the past 60 days.

                  (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned IBT.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to a contractual agreement, IBT has engaged Rothschild Asset Management Limited ("RAM") to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.


Item 7. Material to be Filed as Exhibits.

                  Not Applicable.
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CUSIP No. 127639102                                           Page 5 of 6 Pages



                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 1996


                                            INTERNATIONAL BIOTECHNOLOGY
                                            TRUST PLC



                                            By:/s/ Jeremy L. Curnock Cook
                                               --------------------------
                                                        Director
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CUSIP No. 127639102                                           Page 6 of 6 Pages



                                   SCHEDULE A

                     EXECUTIVE OFFICERS AND DIRECTORS OF IBT

                  The business address of each person listed below is c/o Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers only to his relationship to IBT.

         Name                    Occupation             Citizenship
         ----                    ----------             -----------
John M. Green-Armytage           Chairman               U.K.

Donald Cecil                     Deputy                 U.S.
                                 Chairman

Gary M. Brass                    Director               U.K.

Jeremy L. Curnock Cook           Director               U.K.

Peter B. Collacott               Director               U.K.

Stephen A. Duzan                 Director               U.S.

James D. Grant                   Director               U.S.

Howard E. Greene                 Director               U.S.

Dennis M.J. Turner               Director               U.K.